--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E)(3) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               MAXTOR CORPORATION
                                (NAME OF ISSUER)

                               MAXTOR CORPORATION
                           HYUNDAI ACQUISITION, INC.
                          HYUNDAI ELECTRONICS AMERICA
                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                       HYUNDAI HEAVY INDUSTRIES CO., LTD.
                              HYUNDAI CORPORATION
                       HYUNDAI MERCHANT MARINE CO., LTD.
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  577729 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                 GLENN H. STEVENS                                        K.S. YOO
                MAXTOR CORPORATION                      CORPORATE PLANNING AND COORDINATION OFFICE
                 2190 MILLER DRIVE                       HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                LONGMONT, CO 80501                             SAN 136-1, AMI-RE, BUBAL-EUB
                  (303) 678-2050                                  ICHON-KUN, KYOUNGKI-DO,
                                                                       467-860 KOREA
                                                                    011-82-336-30-2683

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
  TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)
                            ------------------------

                                   COPIES TO:

        I.H. CHUN          BARTLEY C. DEAMER, ESQ.     ALAN C. MYERS, ESQ.     DIANE HOLT FRANKLE, ESQ.
     LEGAL DEPARTMENT        LIOR O. NUCHI, ESQ.      RICHARD D. PRITZ, ESQ.     ERIC GEORGATOS, ESQ.
   HYUNDAI ELECTRONICS        MCCUTCHEN, DOYLE,       SKADDEN, ARPS, SLATE,        GRAY CARY WARE &
   INDUSTRIES CO., LTD.        BROWN & ENERSEN            MEAGHER & FLOM             FREIDENRICH
    66, JEOKSEON-DONG,     THREE EMBARCADERO CENTER      919 THIRD AVENUE        400 HAMILTON AVENUE
        JONGRO-KU          SAN FRANCISCO, CA 94111      NEW YORK, NY 10022       PALO ALTO, CA 94301
       SEOUL, KOREA             (415) 393-2000            (212) 735-3000            (415) 328-6561
    011-82-2-398-4324

                            ------------------------

THIS STATEMENT IS FILED IN CONNECTION WITH:

/ /  A.   THE FILING OF SOLICITATION MATERIALS OR AN INFORMATION STATEMENT SUBJECT TO REGULATION 14A,
          REGULATION 14C OR RULE 13D-3(C) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

/ /  B.   THE FILING OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

/X/  C.   A TENDER OFFER.

/ /  D.   NONE OF THE ABOVE.
          CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION STATEMENT REFERRED TO IN
          CHECKING BOX (A) ARE PRELIMINARY COPIES: / /

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                  $278,591,654.80                                       $55,718.34
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $6.70 per Share of 33,542,522 outstanding Shares, 1,773,749 Shares available for issuance under the 1992 ESPP and 6,264,573 Shares issuable upon conversion of Options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

/X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:       $55,718.34                           FILING PARTIES:     HYUNDAI ACQUISITION, INC., HYUNDAI
                                                                                       ELECTRONICS AMERICA, HYUNDAI
                                                                                       ELECTRONICS INDUSTRIES, CO., LTD.,
                                                                                       HYUNDAI HEAVY INDUSTRIES CO., LTD.,
                                                                                       HYUNDAI CORPORATION AND HYUNDAI
                                                                                       MERCHANT MARINE CO., LTD.
FORM OR REGISTRATION NO.:     SCHEDULE 14D-1 ISSUER TENDER         DATE FILED:         NOVEMBER 8, 1995
                              OFFER STATEMENT

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INTRODUCTION

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") relates to the offer by Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America, a California corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Maxtor Corporation, a Delaware corporation (the "Company"), at a price of $6.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 Tender Offer Statement ("Schedule 14D-1") filed by Parent, the Purchaser, Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co., Ltd. ("HHI"), Hyundai Corporation ("HC") and Hyundai Merchant Marine Co., Ltd. ("HMM") with the Securities and Exchange Commission (the "SEC") on the date hereof.

     The information set forth in the Schedule 14D-1 is incorporated in its entirety herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by the provisions of the Schedule 14D-1. The following is a summary cross-reference sheet pursuant to General Instruction F of Schedule 13E-3, showing the location in the Schedule 14D-1 and the Offer to Purchase of information required by Schedule 13E-3. All information in, or incorporated by reference in, the Schedule 14D-1 or this Schedule 13E-3 concerning Parent, the Purchaser, HEI, HHI, HC or HMM, or actions or events with respect to any of them, was provided by Parent or the Purchaser, and all information in, or incorporated by reference in, the Schedule 14D-1 or this
Schedule 13E-3 concerning the Company or its advisors, or action or events with respect to any of them, was provided by the Company. This Schedule 13E-3 is filed on behalf of Parent, the Purchaser, HEI, HHI, HC, HMM and the Company (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction).

     The class of securities to which this Schedule 13E-3 relates is the Shares, including the stock purchase rights associated with each Share (which do not trade separately from the Shares) issued pursuant to the Rights Agreement, dated as of January 27, 1988, as amended on September 10, 1994 and November 2, 1995.

                                             SCHEDULE 14D-1
           SCHEDULE 13E-3 ITEM                    ITEM          CAPTION IN OFFER TO PURCHASE
------------------------------------------  ----------------  --------------------------------
ITEM 1    ISSUER AND CLASS OF SECURITY
          SUBJECT TO THE TRANSACTION
          (a)                               Item 1(a)         "Introduction"; "The Tender
                                                              Offer -- Certain Information
                                                              Concerning the Company"
          (b)                               Item 1(b)         "Introduction"; "The Tender
                                                              Offer -- Certain Information
                                                              Concerning the Company"
          (c)                               Item 1(c)         "Introduction"; "The Tender
                                                              Offer -- Price Range of Shares;
                                                              Dividends"
          (d)                               --                "Special Factors -- The Merger
                                                              Agreement"; "The Tender
                                                              Offer -- Price Range of Shares;
                                                              Dividends"; "The Tender
                                                              Offer -- Dividends and
                                                              Distributions"
          (e)                               --                Not applicable
          (f)                               --                "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"

                                             SCHEDULE 14D-1
           SCHEDULE 13E-3 ITEM                    ITEM          CAPTION IN OFFER TO PURCHASE
------------------------------------------  ----------------  --------------------------------
ITEM 2    IDENTITY AND BACKGROUND
          (a-d, g)                          Item 2 (a-d, g)   "Introduction"; "The Tender
                                                              Offer -- Certain Information
                                                              Concerning the Company"; "The
                                                              Tender Offer -- Certain
                                                              Information Concerning Parent
                                                              and the Purchaser"; Schedule
                                                              I -- Information Concerning the
                                                              Directors and Executive Officers
                                                              of Parent, the Purchaser and the
                                                              Hyundai Shareholders; Schedule
                                                              II -- Information Concerning the
                                                              Directors and Executive Officers
                                                              of the Company
          (e-f)                             Item 2 (e-f)
     During the last five years none of the Company, Parent, the Purchaser, HEI, HHI, HC or
  HMM nor, to the best knowledge of the Company, Parent, the Purchaser, HEI, HHI, HC or HMM,
the persons listed in Schedule I -- Information Concerning the Directors and Executive
Officers of Parent, the Purchaser and the Hyundai Shareholders and Schedule II -- Information
Concerning the Directors and Executive Officers of the Company of the Offer to Purchase, has
been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, except as follows:
     Kyung Hee Choi.  On August 14, 1992, the Criminal District Court, Seoul, Korea, entered a sentence of 2 1/2 years imprisonment, suspended for 3 years, against Mr. Choi. The related conviction was based on alleged improper accounting by HMM, resulting in underpayment of its
Korean income tax. Mr. Choi is currently serving a probationary sentence, but no fine or imprisonment will be imposed against Mr. Choi as long as Mr. Choi does not engage in activities which led to his conviction during the probationary period. It is expected that Mr.
Choi's probation will be terminated in the near future.
ITEM 3    PAST CONTACTS, TRANSACTIONS OR
          NEGOTIATIONS
          (a)(1)                            Item 3(a)         "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"; "Special
                                                              Factors -- Interests of Certain
                                                              Persons in the Transaction";
                                                              "The Tender Offer -- Certain
                                                              Information Concerning Parent
                                                              and the Purchaser"
          (a)(2)                            Item 3(b)         "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"; "Special
                                                              Factors -- Interests of Certain
                                                              Persons in the Transaction";
                                                              "The Tender Offer -- Certain
                                                              Information Concerning Parent
                                                              and the Purchaser"

                                             SCHEDULE 14D-1
           SCHEDULE 13E-3 ITEM                    ITEM          CAPTION IN OFFER TO PURCHASE
------------------------------------------  ----------------  --------------------------------
          (b)                               --                "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              Factors -- Plans for the Company
                                                              after the Transaction"; "Special
                                                              Factors -- Interests of Certain
                                                              Persons in the Transaction";
                                                              "Special Factors -- The Merger
                                                              Agreement"; "The Tender Offer --
                                                              Fees and Expenses"
ITEM 4    TERMS OF THE TRANSACTION
          (a-b)                             --                "Introduction"; "Special
                                                              Factors"; "The Tender Offer"
ITEM 5    PLANS OR PROPOSALS OF THE ISSUER
          OR AFFILIATE
          (a-c)                             Item 5(a-c)       "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              Factors -- Plans for the Company
                                                              after the Transaction"; "Special
                                                              Factors -- The Merger Agreement"
          (d-e)                             Item 5(d-e)       "Introduction"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction; Past
                                                              Contacts, Transactions and
                                                              Negotiations with the Company";
                                                              "Special Factors -- Plans for
                                                              the Company after the
                                                              Transaction"; "Special
                                                              Factors -- Certain Effects of
                                                              the Transaction"; "Special
                                                              Factors -- The Merger
                                                              Agreement"; "The Tender Offer --
                                                              Effects of the Offer on the
                                                              Market for the Shares"; "The
                                                              Tender Offer -- Dividends and
                                                              Distributions"
          (f-g)                             Item 5(f-g)       "Special Factors -- Plans for
                                                              the Company after the
                                                              Transaction"; "Special
                                                              Factors -- Certain Effects of
                                                              the Transaction"; "The Tender
                                                              Offer -- Effects of the Offer on
                                                              the Market for the Shares"

                                             SCHEDULE 14D-1
           SCHEDULE 13E-3 ITEM                    ITEM          CAPTION IN OFFER TO PURCHASE
------------------------------------------  ----------------  --------------------------------
ITEM 6    SOURCE AND AMOUNT OF FUNDS OR
          OTHER CONSIDERATION
          (a, c-d)                          Item 4(a-c)       "Special Factors -- Financing
                                                              the Transaction"
          (b)                               --                "Special Factors -- Fees and
                                                              Expenses"
ITEM 7    PURPOSE(S), ALTERNATIVES,
          REASONS AND EFFECTS
          (a)                               Item 5            "Introduction"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              Factors -- Plans for the Company
                                                              after the Transaction"; "Special
                                                              Factors -- The Merger Agreement"
          (b)                               --                "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"
          (c)                               --                "Special Factors -- Background
                                                              of the Transaction; Past
                                                              Contacts, Transactions and
                                                              Negotiations with the Company";
                                                              "Special Factors --
                                                              Recommendations of the Special
                                                              Committee and the Board of
                                                              Directors; Fairness of the
                                                              Transaction"; "Special
                                                              Factors -- Analysis of Financial
                                                              Advisor to Parent"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              Factors -- Plans for the Company
                                                              after the Transaction"
          (d)                               --                "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              Factors -- Plans for the Company
                                                              after the Transaction"; "Special
                                                              Factors -- The Merger
                                                              Agreement"; "Special Factors --
                                                              Certain Effects of the
                                                              Transaction"; "Special
                                                              Factors -- Certain Federal
                                                              Income Tax Consequences"; "The
                                                              Tender Offer -- Certain Effects
                                                              of the Offer on the Market for
                                                              the Shares"

                                             SCHEDULE 14D-1
           SCHEDULE 13E-3 ITEM                    ITEM          CAPTION IN OFFER TO PURCHASE
------------------------------------------  ----------------  --------------------------------
ITEM 8    FAIRNESS OF THE TRANSACTION
          (a-f)                             --                Cover Page; "Introduction";
                                                              "Special Factors -- Background
                                                              of the Transaction; Past
                                                              Contacts, Transactions and
                                                              Negotiations with the Company";
                                                              "Special Factors --
                                                              Recommendations of the Special
                                                              Committee and the Board of
                                                              Directors; Fairness of the
                                                              Transaction"; "Special
                                                              Factors -- Opinion of Financial
                                                              Advisor"; "Special
                                                              Factors -- Analysis of Financial
                                                              Advisor to Parent"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              factors -- Plans for the Company
                                                              after the Transaction"
ITEM 9    REPORTS, OPINIONS, APPRAISALS
          AND CERTAIN NEGOTIATIONS
          (a-c)                             --                "Introduction"; "Special
                                                              Factors -- Background of the
                                                              Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"; "Special
                                                              Factors -- Recommendations of
                                                              the Special Committee and the
                                                              Board of Directors; Fairness of
                                                              the Transaction"; "Special
                                                              Factors -- Opinion of Financial
                                                              Advisor"; "Special
                                                              Factors -- Analysis of Financial
                                                              Advisor to Parent"; "Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              Factors -- Plans for the Company
                                                              after the Transaction"; "The
                                                              Tender Offer -- Certain
                                                              Information Concerning the
                                                              Company"
ITEM 10   INTEREST IN SECURITIES OF THE
          ISSUER
          (a)                               Item 6(a)         "Introduction"; "Special
                                                              Factors -- Interests of Certain
                                                              Persons in the Transaction";
                                                              "The Tender Offer -- Certain
                                                              Information Concerning Parent
                                                              and the Purchaser"
          (b)                               Item 6(b)         None

                                             SCHEDULE 14D-1
           SCHEDULE 13E-3 ITEM                    ITEM          CAPTION IN OFFER TO PURCHASE
------------------------------------------  ----------------  --------------------------------
ITEM 11   CONTRACTS, ARRANGEMENTS OR        Item 7            "Introduction"; "Special
          UNDERSTANDINGS WITH RESPECT TO                      Factors -- Background of the
          THE ISSUER'S SECURITIES                             Transaction; Past Contacts,
                                                              Transactions and Negotiations
                                                              with the Company"; 'Special
                                                              Factors -- Purpose and Structure
                                                              of the Transaction"; "Special
                                                              Factors -- Plans for the Company
                                                              after the Transaction"; "Special
                                                              Factors -- Interests of Certain
                                                              Persons in the Transaction";
                                                              "Special Factors -- The Merger
                                                              Agreement"; "Special Factors --
                                                              Certain Effects of the
                                                              Transaction"; "The Tender
                                                              Offer -- Effects of the Offer on
                                                              the Market for the Shares"
ITEM 12   PRESENT INTENTION AND
          RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE
          TRANSACTION
          (a-b)                             --                "Special Factors -- Background
                                                              of the Transaction; Past
                                                              Contacts, Transactions and
                                                              Negotiations with the Company";
                                                              "Special Factors --
                                                              Recommendations of the Special
                                                              Committee and the Board of
                                                              Directors; Fairness of the
                                                              Transaction"; "Special
                                                              Factors -- Analysis of Financial
                                                              Advisor to Parent"; "Special
                                                              Factors -- Interests of Certain
                                                              Persons in the Transaction"
ITEM 13   OTHER PROVISIONS OF THE
          TRANSACTION
          (a)                               --                "Special Factors -- Dissenters'
                                                              Rights"; Exhibit IV -- Section
                                                              262 of the Delaware General
                                                              Corporation Law
          (b)                               --                None
          (c)                               --                Not applicable
ITEM 14   FINANCIAL INFORMATION
          (a)                               --                "The Tender Offer -- Certain
                                                              Information Concerning the
                                                              Company"; Exhibit
                                                              II -- Financial Statements of
                                                              the Company
          (b)                               --                Not applicable

                                             SCHEDULE 14D-1
           SCHEDULE 13E-3 ITEM                    ITEM          CAPTION IN OFFER TO PURCHASE
------------------------------------------  ----------------  --------------------------------
ITEM 15   PERSON OR ASSETS EMPLOYED,
          RETAINED OR UTILIZED
          (a)                               --                "Special Factors -- Background
                                                              of the Transaction; Past
                                                              Contacts, Transactions and
                                                              Negotiations with the Company";
                                                              "Special Factors -- Purpose and
                                                              Structure of the Transaction
                                                              "Special Factors -- Plans for
                                                              the Company after the
                                                              Transaction"
          (b)                               Item 8            "Special Factors -- Background
                                                              of the Transaction; Past
                                                              Contracts, Transactions and
                                                              Negotiations with the Company";
                                                              "Special Factors -- Opinion of
                                                              Financial Advisor"; "Special
                                                              Factors -- Analysis of Financial
                                                              Advisor to Parent"; "The Tender
                                                              Offer -- Fees and Expenses"
ITEM 16   ADDITIONAL INFORMATION            Item 10           Offer to Purchase in its
                                                              entirety
ITEM 17   MATERIAL TO BE FILED AS EXHIBITS
          (a)     None
          (b)(1)  Opinion of Bear, Stearns & Co. Inc.
          (b)(2)  Presentation materials prepared by Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated, presented to senior executives of Parent and HEI on October
                  23, 1995.
          (b)(3)  Presentation materials prepared by Bear, Stearns & Co. Inc., presented to the Special Committee of the Board of Directors of the Company on November 1, 1995.
          (c)(1)  Agreement and Plan of Merger, dated as of November 2, 1995, by and among
          Parent, the Purchaser and the Company.(1)
          (c)(2)  Stock Purchase Agreement, dated September 10, 1993, among HEI, HHI, HC, HMM and the Company.(2)
          (d)(1)  Offer to Purchase, dated November 8, 1995.(3)
          (d)(2)  Letter of Transmittal.(3)
          (d)(3)  Notice of Guaranteed Delivery.(3)
          (d)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.(3)
          (d)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.(3)
          (d)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute
          Form W-9.(3)

          (d)(7)  Summary Advertisement, dated November 8, 1995.(3)
          (d)(8)  Press Release, dated November 1, 1995, issued by the Company.
          (d)(9)  Press Release, dated November 3, 1995, issued by the Company.
          (e)     Rights of Dissenting Stockholders.(4)
          (f)     None.
          (g)(1)  Power of Attorney held by J.Y. Kim.

---------------

(1) A copy of which is set forth as Exhibit II to the Offer to Purchase which is filed as an Exhibit to the Schedule 14D-1 filed by Parent, the Purchaser, HEI, HHI, HC and HMM with the SEC on November 8, 1995 and incorporated herein by reference.

(2) Filed as an Exhibit to the Schedule 13D filed by HEI, HHI, HC and HMM with the SEC on February 14, 1994 and incorporated herein by reference.

(3) Filed as an Exhibit to the Schedule 14D-1 filed by Parent, the Purchaser, HEI, HHI, HC and HMM with the SEC on November 8, 1995 and incorporated herein by reference.

(4) As set forth in "Special Factors -- Dissenters' Rights" and in Exhibit
    IV -- Section 262 of the Delaware General Corporation Law of the Offer to Purchase which is filed as an Exhibit to the Schedule 14D-1 filed by Parent, the Purchaser, HEI, HHI, HC and HMM with the SEC on November 8, 1995 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: November 8, 1995               HYUNDAI ACQUISITION, INC.

                                      By: /s/  Y.H. Kim
                                          -------------------------------------
                                           Name: Y.H. Kim
                                           Title: President and Chief Executive
                                          Officer

                                      HYUNDAI ELECTRONICS AMERICA

                                      By: /s/  Y.H. Kim
                                          -------------------------------------
                                           Name: Y.H. Kim
                                           Title: President and Chief Executive
                                          Officer

                                      HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.

                                      By: /s/  J.Y. Kim
                                          ------------------------------------
                                           Name: J.Y. Kim
                                           Title: President and Chief Executive
                                          Officer

                                      HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                      By: /s/  J.Y. Kim
                                          ------------------------------------
                                           Name: J.Y. Kim
                                           Title: Attorney-in-fact
                                              (pursuant to Power of Attorney
                                                  filed herewith)

                                      HYUNDAI CORPORATION

                                      By: /s/  J.Y. Kim
                                          -----------------------------------
                                           Name: J.Y. Kim
                                           Title: Attorney-in-fact
                                              (pursuant to Power of Attorney
                                                  filed herewith)

                                      HYUNDAI MERCHANT MARINE CO., LTD.

                                      By: /s/  J.Y. Kim
                                          ----------------------------------
                                           Name: J.Y. Kim
                                           Title: Attorney-in-fact
                                              (pursuant to Power of Attorney
                                                  filed herewith)

                                      MAXTOR CORPORATION

                                      By: /s/  Glenn H. Stevens
                                          ---------------------------------
                                           Name: Glenn H. Stevens
                                           Title: Vice President, General
                                              Counsel and Secretary

                                 EXHIBIT INDEX

                                                                                        PAGE
 EXHIBIT                                  DESCRIPTION                                  NUMBER
---------  --------------------------------------------------------------------------  ------
(b)(1)     Opinion of Bear, Stearns & Co. Inc.
(b)(2)     Presentation materials prepared by Merrill Lynch, Pierce, Fenner & Smith
           Incorporated presented to senior executives of Parent and HEI on October
           23, 1995.
(b)(3)     Presentation materials prepared by Bear, Stearns & Co. Inc., presented to the Special Committee of the Board of Directors of the Company on November
           1, 1995.
(d)(8)     Press Release, dated November 1, 1995, issued by the Company.
(d)(9)     Press Release, dated November 3, 1995, issued by the Company.
(g)(1)     Power of Attorney held by J.Y. Kim.